

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Kevin Wirges
Chief Financial Officer and Treasurer
CareMax, Inc.
1000 NW 57th Court, Suite 400
Miami, Florida 33126

> **Re: CareMax, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-Q for the Period Ended September 30, 2022**
> **Correspondence Letter dated February 23, 2023**
> **File No. 1-39391**

Dear Kevin Wirges:

We have reviewed your February 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2023 letter.

Form 8-K Filed March 9, 2023

Exhibit 99.1, page 1

1. We note your response to comment 2. Given that you are continuing to present "de novo pre-opening costs" and "de novo post-opening costs" amounts, please disclose what each of these amounts represent and how they are calculated.

2. We note your response to prior comment 3. In regards to your presentation of Platform Contribution, please explain how you identified operating (loss) income as the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles rather than gross profit. Please refer to Item 10(e)(i) of Regulation S-K.

3. Notwithstanding our above comment on the most directly comparable GAAP measure to Platform Contribution, it is not clear why the cost of care amount presented in your reconciliation does not agree to the amount presented on your condensed consolidated

statements of operations. Please clarify. We also note you include a line item called "other adjustments." As previously requested, please explain the nature and corresponding amount of each material amount included in any "other adjustments" line item.

4. In your reconciliation of net income (loss) to Adjusted EBITDA, you include an adjustment for "Transaction related restructuring costs." Please disclose the nature of these costs. In your proposed disclosures provided in your letter dated January 17, 2023, you included an adjustment specifically for DeSpac transaction and related restructuring costs. If these costs are specific to the DeSpac transaction, please specifically address in your disclosures why you are continuing to incur these costs in 2022.

5. In your reconciliation to Adjusted EBITDA, the amounts presented for acquisition related costs for the three months December 31, 2022 and December 31, 2021 as well as the years ended December 31, 2022 and 2021 do not agree to the amount reflected on your condensed consolidated statements of operations. Please advise.

Form 10-K for the Year Ended December 31, 2021

Platform Contribution and Adjusted EBITDA , page 44

6. See our comments above regarding your Platform Contribution and Adjusted EBITDA presentations.

 You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services